TIME WARNER INC.

Confirmation of Authority to Prepare, Sign and File Section 16 Reports and Related Documents


The undersigned hereby confirms that each of PAUL T. CAPPUCCIO, BRENDA
C. KARICKHOFF, JOHN K. MARTIN, JR., ROBERT KANE, ERIN GARBARINO and
JULIE KIM is authorized and designated to prepare, sign and file on his/her behalf an application to the Securities and Exchange Commission for EDGAR codes and any and all Forms 3, 4 and 5 relating to equity securities of Time Warner Inc., a Delaware corporation (the ?Company?), pursuant to the requirements of Section 16 of the Securities Exchange
Act of 1934 (?Section 16?). This Confirmation of Authority shall be valid until the undersigned?s reporting obligations under Section 16 with respect to equity securities of the Company shall cease or until the undersigned executes a Confirmation of Authority at a later date.

Dated: January 20, 2012



/s/ Fred Hassan
___________________________

Printed Name:	Fred Hassan